UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On May 13, 2018, Medigus Ltd., or the Company, has entered into an exclusive distribution agreement, or the Agreement, with MELEKIRMAK SAĞLIK ÜRÜNLERİ TAŞIMACILIK GIDA TEKSTİL SANAYİ VE TİCARET LİMİTED ŞİRKETİ, or MELEKIRMAK. Under the terms of the Agreement, MELEKIRMAK will act as the Company’s exclusive distributor in Turkey, Azerbaijan and Georgia for a period of five years commencing as of May 1, 2018. The Agreement requires MELEKIRMAK to purchase minimum annual quantities of the Company’s products, which are expected to amount to at least EUR 1 million during the term of the Agreement. Under the terms of the Agreement either party may, at its sole discretion, terminate the Agreement immediately upon the occurrence of: (i) a failure of the other party to perform a material covenant, which is not cured within the time period set forth thereto, (ii) a breach of the other party’s warranties or representations, which, if curable, is not cured within the time period set forth thereto, or (iii) the other party’s insolvency, inability to pay debts, bankruptcy or was appointed a receiver; provided, however, that such failure, breach, status or appointment, if curable, is not cured within the applicable period of time set forth thereto. In addition, the Company may terminate the Agreement immediately, in the event that MELEKIRMAK: (a) engages in a competing activity not in accordance with the terms of the Agreement, (b) does not order the minimum annual quantities set forth under the Agreement, (c) has all or a substantial portion of its assets assigned, conveyed, or sold to an entity who engages in a competing activity with the Company, or (d) otherwise does not comply with the terms of exclusivity or with its respective warranty obligations. The Company does not have a right to obligate MELEKIRMAK to purchase the minimum annual quantities under the Agreement.

In connection with the Agreement, on May 14, 2018, the Company issued a press release titled: “Medigus Broadens Availability of MUSE™ Through Distribution Agreement With MELEKIRMAK in Turkey, Azerbaijan and Georgia.” A copy of this press release is furnished herewith as exhibit 99.1.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Commission on August 24, 2016 (Registration No. 333-213280) and its Registration Statement on Form S-8 filed with the Commission on September 9, 2015 (Registration No. 333-206803).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: May 14, 2018	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Medigus Broadens Availability of MUSE™ Through Distribution Agreement With MELEKIRMAK in Turkey, Azerbaijan and Georgia” dated May 14, 2018.